ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

October 29, 2003

[redacted]

03037030

OCT 29 2003

SUPPL

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of Corporación EDC, C.A. (#82-4914)

Ladies and Gentlemen:

In connection with the exemption of Corporación EDC, C.A. ("CEDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of CEDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release regarding an extraordinary shareholders' meeting to be held on November 7, 2003, which was disseminated to the shareholders of CEDC on October 23, 2003.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Enclosures

dlw 10/31

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Tel: 0212 502-2950
edcinversionistas@aes.com

Extraordinary Shareholders Meeting

Caracas, Venezuela (October 23, 2003) C.A. La Electricidad de Caracas invites its shareholders to attend an Extraordinary Shareholders Meeting to be held on November 7th, 2003, in order to consider and resolve the following points:

1. Amendment of the Scope of the Incentive Plan for Employees of C.A. La Electricidad de Caracas and Corporación EDC, C.A.

2. A proposal to pay dividend established by the Board of Directors.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), an AES Corporation affiliate, provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 40 countries.

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Extraordinaria

C.A. La Electricidad de Caracas y Subsidiarias, hoy 23 de octubre de 2003, convoca a sus Accionistas a la realización de una Asamblea General Extraordinaria a celebrarse el 7 de noviembre de 2003, donde se trataran los siguientes puntos:

1. Modificación del Alcance del Plan de Incentivos para los trabajadores de C.A. La Electricidad de Caracas y Corporación EDC.

2. Propuesta de pago de dividendos que presentará la Junta Directiva.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el simbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 paises.